Exhibit 99.1

Immuron’s Travelan® Sales Continue to Soar in Third Quarter of FY2018 in Australian & US Markets

Key Highlights:

•	US Travelan® sales continue an upward trend with a 95% increase in the Third Quarter of 2018 compared to the same period last year. YTD US sales (End March 2018) climbed to $AUD501K, representing a strong 178% increase on the same period last year.

•	Travelan® YTD sales in Australia (End March 2018) reached AUD$863k and increase of 9% on the same period last year.

Melbourne, Australia, April 23, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases, is today pleased to announce the sales results of its commercially available, over-the-counter gastrointestinal and digestive health supplement Travelan®, for the third fiscal quarter ending March 31, 2018.

Travelan®’s robust sales growth continued throughout the third quarter both in Australia and the US, with combined sales to March 31, 2018 reaching AUD$1.37M marking a 40% increase on the same period last year.

The third quarter saw US Travelan® sales surge ahead, achieving AUD$166K and marking a +95% increase compared to the AUD$85K sales figure achieved for the same period last year. This resulted in year-to-date (YTD) US sales of AUD$501K for nine-months ended March 31, 2018, compared to AUD$180K sales for the same period last year. These figures demonstrate that Immuron is on track to more than double its 2017 sales of Travelan® in the US market by the end of the 2018 fiscal year.

In Australia, Travelan® continues its sales momentum achieving AUD$863K for the nine-months ended March 31, 2018, representing a +9% increase on the same period last year.

The healthy growth of Travelan® sales can be attributed to our continued trade marketing program within major Australian pharmacies and our distribution in the USA through over 193 Passport Health Travel Clinics. An additional 39 clinics within the Passport Health Travel network will commence distribution of Travelan® in the fourth quarter, providing even further opportunities to bolster US sales.

Immuron’s Marketing Manager Mr. David Montgomery, said,

“In addition to the growing distribution of Travelan®, the ground-breaking US Department of Defense (DoD) research report which was announced in January 2018 has generated excitement within the investor market and the travel medicine community.

The primary goal of this US DoD program was to investigate Travelan®’s immunological reactivity with pathogenic bacteria including Campylobacter, Enterotoxigenic E-coli and Shigella.

The tested bacterial isolates originated from the Armed Forces Research Institute of Medical Sciences (AFRIMS) in Bangkok, Thailand an overseas laboratory of the Walter Reed Army Institute of Research (WRAIR) library of infectious diseases. The pathogenic bacteria were retrieved from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand over a 20-year period.

The research findings have provided further data to build on existing clinical trial results for Travelan® and have provided us with a powerful message to take to the market that the antibodies in Travelan® were able to bind and reactive to all 180 strains of bacteria tested demonstrating the broad spectrum antimicrobial potential of the product”.

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COMPANY CONTACT:	USA INVESTOR RELATIONS:	AUS INVESTOR RELATIONS:

Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Non-Alcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travellers’ diarrhoea. Travelan® is a highly purified tabletised preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarhoea-causing bacteria and prevent colonization and the pathology associated with travellers’ diarrhoea. In Australia Travelan® is approved by the Therapeutic Goods Administration (TGA) as a listed medicine on the Australian Register of Therapeutic Goods (AUST L106709) and is indicated to reduce the risk of travellers’ diarrhoea and associated symptoms of minor gastrointestinal disorders. In the USA Travelan® is sold as a dietary supplement in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.